UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54A
NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT
     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:
Name: Triangle Capital Corporation
Address of Principal Business Office (No. & Street, City, State, Zip Code): 3600 Glenwood Avenue, Suite 104 Raleigh, NC 27612
Telephone Number (including area code): (919) 719-4770
Name and address of agent for service of process:
Garland S. Tucker III
Triangle Capital Corporation
3600 Glenwood Avenue, Suite 104
Raleigh, NC 27612
Copy to:
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103
Attention: John A. Good, Esq.
     Check one of the following:

☒
The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: November 3, 2006.

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.
The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable
The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable
     The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in North Carolina; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.
     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Raleigh and state of North Carolina on the 3rd day of November, 2006.

Triangle Capital Corporation
By:	/s/Garland S. Tucker III
Name Garland S. Tucker III
	Title:	President and Chief Executive Officer

Attest: /s/ Steven C. Lilly
Name Steven C. Lilly
Title:	Chief Financial Officer